U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For December 26, 2012

Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 - 2nd Street SW

Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2012

ENCANA CORPORATION
(Registrant)

By:	/s/ Dawna I. Gibb
Name: Dawna I. Gibb
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News release dated December 24, 2012: “Encana to sell its interest in proposed Kitimat liquefied natural gas export terminal”.